UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 3)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

ALBIREO PHARMA, INC.

(Name of Subject Company)

ALBIREO PHARMA, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

01345P106
(CUSIP Number of Class of Securities)

Ronald H.W. Cooper
President and Chief Executive Officer
Albireo Pharma, Inc.
53 State Street, 19th Floor
Boston, MA 02109
(857) 254-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Krishna Veeraraghavan, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 23, 2023 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Albireo Pharma, Inc., a Delaware corporation (“Albireo”). The Schedule 14D-9 relates to the tender offer by (i) Ipsen Biopharmaceuticals, Inc., a Delaware corporation (“Ipsen”), (ii) Anemone Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Ipsen (“Purchaser”), (iii) Ipsen Pharma SAS, a French société par actions simplifiée (“Guarantor”), and (iv) Ipsen S.A., a French société anonyme (“Ipsen SA”) to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of Albireo (the “Shares”), pursuant to the Agreement and Plan of Merger, dated as of January 8, 2023, among Ipsen, Purchaser, Albireo and, solely for the purposes of Sections 9.5, 9.6, 9.8 and 9.11 thereunder, Guarantor (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”) at a price of (i) $42.00 per Share, to be paid to the holder in cash, without interest and subject to any withholding of taxes required by applicable legal requirements and (ii) one non-transferable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $10.00 per Share, net to the holder in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, upon the achievement of the milestone set forth in the Contingent Value Rights Agreement, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on January 23, 2023 by Ipsen, Purchaser, Guarantor and Ipsen SA.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second full paragraph under the subsection entitled “ –Antitrust Compliance” on p. 42 in its entirety with the following:

“The waiting period under the HSR Act expired, effective March 1, 2023 at 11:59 p.m. Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied.

Nevertheless, and even though the requisite waiting period under the HSR Act has expired, neither Ipsen nor Albireo can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. If the FTC believes that the Offer may substantially lessen competition in any line of commerce in violation of the U.S. federal antitrust laws, the FTC has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Ipsen, Albireo or any of their respective subsidiaries or affiliates. The Antitrust Division, U.S. state attorneys general and private persons may also bring legal action under the U.S. federal and state antitrust laws.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following before the heading “Cautionary Note Regarding Forward-Looking Statements” on p. 42 of the Schedule 14D-9:

“Expiration of the Offering Period; Completion of the Merger

The Offer and withdrawal rights expired as scheduled at 11:59 p.m., Eastern Time, on March 1, 2023 (such date and time, the “Expiration Time”). Purchaser was advised by the depositary and paying agent that, as of the Expiration Time, a total of 12,229,316 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) had been validly tendered into and not validly withdrawn pursuant to the Offer, which represent approximately 59% of the aggregate number of Shares then outstanding. Accordingly, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer, together with any Shares beneficially owned by Ipsen or any of its wholly owned subsidiaries (including Purchaser), satisfied the Minimum Condition. In addition, the Paying Agent has advised Purchaser that, as of the Expiration Time, Notices of Guaranteed Delivery had been received for 5,618,538 Shares, representing approximately 27% of the then outstanding Shares.

Purchaser has irrevocably accepted for payment, and has stated it will promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that, together with the Shares owned by Ipsen and its wholly owned subsidiaries, is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of Albireo. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Ipsen and Purchaser intend to complete the acquisition of Albireo through the Merger, as promptly as practicable and without a meeting of stockholders of Albireo. At the Effective Time and as a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration, other than Shares (i) held by Albireo (or in Albireo’s treasury) or any subsidiary of Albireo, by Ipsen, Purchaser or any of their respective subsidiaries immediately prior to the Effective Time, or by Albireo stockholders who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or (ii) irrevocably accepted for purchase in the Offer.

Following the Merger, the Shares will no longer be listed on the Nasdaq Capital Market and will be deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALBIREO PHARMA, INC.

By:	/s/ Ronald H.W. Cooper
	Name:	Ronald H.W. Cooper
	Title:	President and Chief Executive Officer

Dated: March 2, 2023